UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number: 001-38375

SSLJ.COM LIMITED

23/F, Block 4, Oceanwide International SOHO Town,

Jianghan District, Wuhan, P.R.China 430000

Tel: +8627 83668638

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On February 6, 2019, the board of directors (the “Board”) of SSLJ.com Limited (the “Company”) elected Zhiquan Chen as a new member of the Board, effective immediately. Mr. Zhiquan Chen, 33, has worked at Yingke Law Firm since 2013. Mr. Chen received a master degree in Law from Yangtze University in 2012.

On February 7, 2019, the Board elected the following three individuals as new members to the Board, Mr. Yong Fang, Mr. Xinyu Yang and Mr. Huashun Zhang. Mr. Yong Fang, 44, has served as the legal representative and president of the following three companies: Shanghai Yi Wei Shi Technology Co., Ltd. since March 2010, Wuxi Yi Wei Shi Monitor Technology Co., Ltd. since September 2013 and Ningbo Yi Wei Shi Monitor Technology Co., Ltd. from December 2014. Mr. Fang obtained a bachelor’s degree in Measurement and Control Technology and Instrument from Wuhan University in 1998, a master’s degree in Computer Science from Wuhan University in 2001 and a Ph.D. in Applied Computer Science from Shanghai Jiao Tong University in 2006.

Mr. Xinyu Yang, 48, has been an executive director at Hong Kong Langkun Investment Co., Ltd. since 2018 and served as the Chairman of the board of directors of Guangdong Yungu Media Co., Ltd. (“Yungu Media”) since 2015. Prior to that, Mr. Xinyu Yang served as the Chairman of the board of directors of Chengdu Beiruan Investment Co., Ltd. from 2003 to 2015. Mr. Xinyu Yang received a bachelor’s degree in Electronic Engineering from Chengdu Electronic Technology University in 1992.

Mr. Huashun Zhang, 37, is the manager of Yungu Media since 2017. Prior to that, Mr. Huashun Zhang served as a sales director at Fenzhong Media Corp. from 2014 to 2017 and an export and import manager at Guangzhou Geku Commerce Co., Ltd. from 2007 to 2013. Mr. Huashun Zhang received an associate’s degree in Foreign Trade English from Guangzhou University in 2000.

Among the four new members of the Board, the Board deems Mr. Zhiquan Chen and Mr. Yong Fang independent directors as defined in Nasdaq Marketplace Rule 4200.

This report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SSLJ.com Limited

By:	/s/ Warren Wang
Warren Wang
Chief Executive Officer

Date: February 8, 2019